May 16, 2022

VIA EDGAR

Peter McPhun
Office of Real Estate & Construction
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Cherry Hill Mortgage Investment Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed March 15, 2022
File No. 001-36099

Dear Mr. McPhun:

This letter sets forth the response of Cherry Hill Mortgage Investment Corporation (“we,” “us,” “our” or the “Company”) to the comment letter, dated May 12, 2022, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021. For convenience of reference, the comment contained in the Staff’s letter is reprinted below in italics, followed by our response.

Form 10-K filed March 15, 2022

Consolidated statements of changes in stockholders’ equity, page 85

1.
We note that within your last two annual reports for 2021 and 2020 on Form 10-K, you provided consolidated statements of changes in stockholders’ equity for two years as opposed to three years. Please clarify how your presentation is consistent with the requirements as outlined within Rule 3-04 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and recognizes that it is required by Rule 3-04 of Regulation S-X to present an analysis of changes in stockholders’ equity, in a note or a separate statement, for each period that an income statement is required. In all future Form 10-K filings, the Company will include separate consolidated statements of changes in stockholders’ equity for three years.

The Company notes for the Staff that its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed on March 12, 2021, includes consolidated statements of changes in stockholders’ equity for the year ended December 31, 2019, and investors have access to three years of such statements. The Company also notes for the Staff that the aggregate market value of its common stock at June 30, 2021, held by those persons deemed by the registrant to be non-affiliates (based upon the closing sale price of the common stock on the New York Stock Exchange on June 30, 2021) was approximately $167.8 million. Accordingly, the Company qualifies as a “smaller reporting company.” As such, the Company would only be required to include two years of consolidated statements of changes in stockholders’ equity.

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Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303, Farmingdale, NJ 07727 • (877) 870-7005 • www.chmireit.com

If you have any questions, please contact me at (856) 380-9975, or by email at michael.hutchby@chmm.com.

Sincerely,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Michael Hutchby
Name:	Michael Hutchby
Title:	Chief Financial Officer

cc:	Jay Lown, President and Chief Executive Officer
David Freed, Mayer Brown LLP

Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303, Farmingdale, NJ 07727 • (877) 870-7005 • www.chmireit.com